  Exhibit 1

BUENOS AIRES, march 26, 2019

Bolsas y Mercados Argentinos S.A. (“BYMA”)
Sarmiento 299, 2nd floor - CABA
Present

Note: CPSA-GG-N-0148-19-AL
Ref.: Cumulative voting

Ladies and gentleman,

I am pleased to address you, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the "Company"), in order to inform you that the Company has received a notification from the shareholder FGS-ANSES, by means of which it informs its decision to vote through the cumulative voting system, under the terms of article 263 and 289 of Law 19,550, for the election of Directors and Trustees, Holders and Alternates, under the 8th point of the Agenda of the Annual Ordinary and Extraordinary General Assembly to be held on April 30, 2019.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099